SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2002



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F                  Form 40-F  X
              ----                        ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes______         No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 7 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CP SHIPS LIMITED
                                             ----------------
                                                      (Registrant)

Date:  15 November 2002                      By:/s/ John K. Irving
                                                ------------------
                                                 Name:  John K. Irving
                                                 Title:  Vice President, General
                                                         Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

10.1  Press Release of CP Ships Limited "CP Ships
      ANNOUNCES SELLING PROGRAM FOR HOLDERS OF
      LESS THAN 100 SHARES" dated 8 November 2002.                       4

10.2  Press Release of CP Ships Limited "CP SHIPS CEO ADDRESSES
      TORONTO SOCIETY OF FINANCIAL ANALYSTS" dated
      14 November 2002.                                                  6

10.3  Press Release of CP Ships Limited "CP SHIPS CEO ADDRESSES
      SSB TRANSPORTATION CONFERENCE dated 14 November
      2002.                                                              7

                                                                 Exhibit 10.1


                    CP SHIPS ANNOUNCES SELLING PROGRAM FOR
                        HOLDERS OF LESS THAN 100 SHARES

LONDON, UK (8th November 2002) - CP Ships Limited today announced a program that enables registered and beneficial shareholders who own 99 or fewer common shares in CP Ships as of 7th November 2002 to sell their shares without incurring brokerage commission. The program is voluntary and will be executed through the Toronto Stock Exchange.

Both registered and beneficial holders of shares held in nominee form are eligible to participate. The program allows eligible shareholders to sell all, but not less than all, of their shares without incurring brokerage commissions.

Information about the program and participation documents will be mailed on or about 15th November 2002 to eligible shareholders. The program will expire on 7th February 2003, unless extended.

While CP Ships has developed this program to assist eligible shareholders in selling their shares in a convenient and inexpensive manner, the company makes no recommendation as to whether or not a shareholder should participate. The decision to participate should be based upon a shareholder's particular financial circumstances. Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

CP Ships has retained Computershare Trust Company of Canada to manage the program and handle share transactions and payment. Questions should be directed to Computershare between the hours of 8:30 am to 8:00 pm EST at::

                        o  Toll Free (Canada and US): 1-866-982-7999.

                        o  International: +1-514-982-7800

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 25 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 90 ships and 400,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.

                                                                  Exhibit 10.2


         CP SHIPS CEO ADDRESSES TORONTO SOCIETY OF FINANCIAL ANALYSTS

London, UK (14th November 2002) - CP Ships Limited's Chief Executive Officer Ray Miles gave a presentation today at the Toronto Society of Financial Analysts.

A copy of Mr Miles' presentation can be found on the CP Ships corporate website, www.cpships.com.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 25 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 90 ships and 400,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.

                                                                  Exhibit 10.3


             CP SHIPS CEO ADDRESSES SSB TRANSPORTATION CONFERENCE

London, UK (14th November 2002) - CP Ships Limited's Chief Executive Officer Ray Miles gave a presentation yesterday at Salomon Smith Barney's 2002 Transportation Conference held in Key Biscayne, Florida.

A copy of Mr Miles' presentation can be found on the CP Ships corporate website, www.cpships.com.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 25 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 90 ships and 400,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.